                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                         SHELBOURNE PROPERTIES III, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    82137E103
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)
        DAVID J. HEYMANN, ESQ.                      MARK I. FISHER, ESQ.
        100 JERICHO QUADRANGLE, SUITE 214           C/O ROSENMAN & COLIN LLP
        JERICHO, NEW YORK  11753                    575 MADISON AVENUE
        (516) 681-3636                              NEW YORK, NEW YORK  10022
                                                    (212) 940-8877

------------------------------------------------------------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                                            APRIL 17, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                        (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No.   82137E103
----------------------------------------------

-------- -----------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Millennium Funding IV Corp.
--------- -----------------------------------------------------------------------------------------------------


   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) |X|
                                                                                                       (b) |_|
--------- -----------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- -----------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS
   4
           OO
--------- -----------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         |_|
--------- -----------------------------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------- ---------- ------------------------------------------------------------------------------
                               SOLE VOTING POWER
     NUMBER OF
                          7    201,198 shares
       SHARES
                          -------------------------------------------------------------------------------------
    BENEFICIALLY
                           8    SHARED VOTING POWER
      OWNED BY             ------------------------------------------------------------------------------------

        EACH                    SOLE DISPOSITIVE POWER

     REPORTING             9    201,198 shares
                           ------------------------------------------------------------------------------------
       PERSON
                           10   SHARED DISPOSITIVE POWER
        WITH

------ --------------------------------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          201,198 shares
--------- -----------------------------------------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        |_|
--------- -----------------------------------------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.14%
--------- -----------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- -----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   82137E103
----------------------------------------------

--------- ----------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Resources High Equity, Inc.
--------- ----------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) |X|
                                                                                                           (b) |_|
--------- ----------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY
--------- ----------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS
   4
           OO
--------- ----------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               |_|
--------- ----------------------------------------------------------------------------------------------------------


          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Delaware
--------------------- -------- -----------------------------------------------------------------------------------
                               SOLE VOTING POWER
     NUMBER OF
                        7      57,526 shares
       SHARES

    BENEFICIALLY        ------ -----------------------------------------------------------------------------------

      OWNED BY

        EACH            8      SHARED VOTING POWER
                        ------ -----------------------------------------------------------------------------------
     REPORTING
                               SOLE DISPOSITIVE POWER
       PERSON
                        9      57,526 shares
                        ------ -----------------------------------------------------------------------------------
        WITH
                        10     SHARED DISPOSITIVE POWER

--------- --------------------------------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          57,526 shares
--------- --------------------------------------------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              |_|
--------- --------------------------------------------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           4.90%
--------- --------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


                CO
--------- --------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.   82137E103
----------------------------------------------

--------- ------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Presidio AGP Corp.
--------- ------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) |X|
                                                                                                      (b) |_|
--------- ------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS*
   4
          OO
--------- ------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           |_|
--------  ------------------------------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Delaware
--------------------- ---------- -------------------------------------------------------------------------------
                                 SOLE VOTING POWER
     NUMBER OF
                        7        1,175 shares
       SHARES

    BENEFICIALLY
                        -------- -------------------------------------------------------------------------------
      OWNED BY

        EACH            8        SHARED VOTING POWER
                        -------- -------------------------------------------------------------------------------
     REPORTING
                                 SOLE DISPOSITIVE POWER
       PERSON
                        9        1,175 shares
        WITH            -------- -------------------------------------------------------------------------------

                        10       SHARED DISPOSITIVE POWER

--------- ------------------------------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,175 shares
--------- ------------------------------------------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            |_|
--------- ------------------------------------------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .1%
--------- ------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.   82137E103
----------------------------------------------

--------- ----------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Millennium Funding I LLC
--------- ----------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) |X|
                                                                                                          (b) |_|
--------- ----------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS*
   4
          OO
--------- ----------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------- ----------------------------------------------------------------------------------------------------------


          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Delaware
--------------------- ---------- -----------------------------------------------------------------------------------
                               SOLE VOTING POWER
     NUMBER OF
                      7        16,410 shares
       SHARES
                      -------- -------------------------------------------------------------------------------------
    BENEFICIALLY

      OWNED BY        8        SHARED VOTING POWER
                      -------- -------------------------------------------------------------------------------------
        EACH
                               SOLE DISPOSITIVE POWER
     REPORTING

       PERSON         9
                               16,410 shares
        WITH          -------- -------------------------------------------------------------------------------------

                      10       SHARED DISPOSITIVE POWER

--------- ----------------------------------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          16,410 shares
--------- ----------------------------------------------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                |_|
--------- ----------------------------------------------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.4%
--------- ----------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------- ----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.   82137E103
----------------------------------------------

--------- -----------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Millennium Funding IV LLC
--------- -----------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a) |X|
                                                                                                     (b) |_|
--------- -----------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- -----------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS*
   4
          OO
--------- -----------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        |_|
--------- -----------------------------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Delaware
--------------------- -------- ------------------------------------------------------------------------------
                                SOLE VOTING POWER
     NUMBER OF
                      7        108,687 shares
       SHARES

    BENEFICIALLY      -------- ------------------------------------------------------------------------------

      OWNED BY
                      8        SHARED VOTING POWER
        EACH          -------- ------------------------------------------------------------------------------

     REPORTING                 SOLE DISPOSITIVE POWER

       PERSON
                      9        108,687 shares
        WITH          -------- ------------------------------------------------------------------------------

                      10       SHARED DISPOSITIVE POWER

--------- ---------------------------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          108,687 shares
--------- ---------------------------------------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
--------- ---------------------------------------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          9.26%
--------- ---------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          OO
--------- ---------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.   82137E103
----------------------------------------------

--------- -------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Presidio Capital Corp.
--------- -------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) |X|
                                                                                                      (b) |_|
--------- -------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- -------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS
   4
          Not applicable
--------- -------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|
--------- -------------------------------------------------------------------------------------------------------


          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          British Virgin Islands
--------------------- ---------- --------------------------------------------------------------------------------
                                  SOLE VOTING POWER
     NUMBER OF
                       7         259,899 shares (1)
       SHARES
                       ------- --------------------------------------------------------------------------------------------------
    BENEFICIALLY

      OWNED BY
                       8         SHARED VOTING POWER
        EACH           ------- --------------------------------------------------------------------------------------------------

     REPORTING                   SOLE DISPOSITIVE POWER

       PERSON
                       9
        WITH                     259,899 shares (1)
                       ------- --------------------------------------------------------------------------------------------------

                       10        SHARED DISPOSITIVE POWER

--------- -------------------------------------------------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          259,899 shares (1)
--------- -------------------------------------------------------------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               |_|
--------- -------------------------------------------------------------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          22.14%
--------- -------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


            HC
--------- -------------------------------------------------------------------------------------------------------------------------

------------

(1) Comprised of shares owned by Millennium Funding IV Corp., Resources High Equity, Inc. and Presidio AGP Corp.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.   82137E103
----------------------------------------------

--------- ------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Presidio Capital Investment Company, LLC
--------- ------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a)  |X|
                                                                                                     (b)  |_|
--------- ------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS*
   4
          Not applicable
--------- ------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         |_|
--------- ------------------------------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Delaware
--------------------- ---------- -------------------------------------------------------------------------------
                                 SOLE VOTING POWER
     NUMBER OF
                      7        384,996 shares (1)
       SHARES
                      -------- ---------------------------------------------------------------------------------
    BENEFICIALLY
                      8        SHARED VOTING POWER
      OWNED BY        -------- ---------------------------------------------------------------------------------

        EACH                   SOLE DISPOSITIVE POWER

     REPORTING        9        384,996 shares (1)
                      -------- ---------------------------------------------------------------------------------
       PERSON
                      10       SHARED DISPOSITIVE POWER
        WITH

--------- ------------------------------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          384,996 shares (1)
--------- ------------------------------------------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          |_|
--------- ------------------------------------------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32.8%
--------- ------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

               OO
--------- ------------------------------------------------------------------------------------------------------

-------------

(1) Comprised of shares owned by Millennium Funding IV Corp., Resources High Equity, Inc., Presidio AGP Corp., Millennium Funding I LLC and Millennium Funding IV LLC.

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.   82137E103
----------------------------------------------

--------- --------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           NorthStar Partnership, L.P.
--------- --------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |X|
                                                                                                        (b) |_|
--------- --------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS*
   4
           Not applicable
--------- --------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          |_|
--------- --------------------------------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Delaware
--------------------- ---------- ---------------------------------------------------------------------------------
                              SOLE VOTING POWER
     NUMBER OF
                      7       384,996 shares(1)
       SHARES

    BENEFICIALLY
                      ------- -----------------------------------------------------------------------------------
      OWNED BY

        EACH          8       SHARED VOTING POWER
                      ------- -----------------------------------------------------------------------------------
     REPORTING
                              SOLE DISPOSITIVE POWER
       PERSON
                      9       384,996 shares(1)
        WITH          ------- -----------------------------------------------------------------------------------

                      10      SHARED DISPOSITIVE POWER

--------- --------------------------------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          384,996 shares(1)
-------- --------------------------------------------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              |_|
--------- --------------------------------------------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          32.8%
--------- --------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- --------------------------------------------------------------------------------------------------------

(1) Comprised of shares owned by Millennium Funding IV Corp., Resources High Equity, Inc., Presidio AGP Corp., Millennium Funding I LLC and Millennium Funding IV LLC.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.   82137E103
----------------------------------------------

--------- -------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          NorthStar Capital Investment Corp.
--------- -------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) |X|
                                                                                                   (b) |_|
--------- -------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- -------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS*
   4
           Not applicable
--------- -------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      |_|
--------- -------------------------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Maryland
--------------------- ---------- --------------------------------------------------------------------------
                                 SOLE VOTING POWER
     NUMBER OF
                        7        384,996 shares(1)
       SHARES
                        -------- --------------------------------------------------------------------------
    BENEFICIALLY

      OWNED BY          8        SHARED VOTING POWER
                        -------- --------------------------------------------------------------------------
        EACH
                                 SOLE DISPOSITIVE POWER
     REPORTING

       PERSON           9
                                 384,996 shares(1)
        WITH            -------- --------------------------------------------------------------------------

                        10       SHARED DISPOSITIVE POWER

--------- --------------------------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          384,996 shares(1)
--------- --------------------------------------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        |_|
--------- --------------------------------------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32.8%
--------- --------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- --------------------------------------------------------------------------------------------------

(1) Comprised of shares owned by Millennium Funding IV Corp., Resources High Equity, Inc., Presidio AGP Corp., Millennium Funding I LLC and Millennium Funding IV LLC.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Shelbourne Properties III, Inc. (the "Company"). The principal executive offices of the Company are located at Five Cambridge Center, 9th floor, Cambridge, MA 02142.


Item 2.  Identity and Background

     (a)-(c) This statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") by Millennium Funding IV Corp., a Delaware corporation, ("MFC IV Corp."), Resources High Equity, Inc. a Delaware corporation ("RHE"), Presidio AGP Corp., a Delaware corporation ("AGP"), Millennium Funding I LLC, a Delaware limited liability company ("Millennium I LLC"), Millennium Funding IV LLC, a Delaware limited liability company ("Millennium IV LLC"), Presidio Capital Corp., a British Virgin Islands corporation ("Presidio"), Presidio Capital Investment Company, LLC, a Delaware limited liability company ("PCIC"), NorthStar Partnership, L.P., a Delaware limited partnership ("NorthStar Partnership") and NorthStar Capital Investment Corp., a Maryland corporation ("NCIC", and collectively with MFC IV Corp., RHE, AGP, Millennium I LLC, Millennium IV LLC, PCC, PCIC, and NorthStar Partnership, the "Reporting Persons").

     Each of MFC IV Corp., RHE and AGP is a direct or indirect wholly-owned subsidiary of Presidio. Each of Presidio, Millennium I LLC and Millennium IV LLC are wholly-owned by PCIC. The majority interest in PCIC is held by NorthStar Partnership, the general partner of which is NCIC.

     The business address of each of MFC IV Corp., RHE, AGP and Presidio is c/o Presidio Capital Corp., Five Cambridge Center, 9th Floor, Cambridge, MA 02142. The business address of each of Millennium I LLC, Millennium IV LLC, PCIC, NorthStar Partnership and NCIC is 527 Madison Avenue, New York, New York 10022.

     The principal business of NCIC is that of a real estate investment company. Each of the other Reporting Person is controlled by NCIC and is engaged in owning and/or investing in various types of assets.

     For certain information concerning the executive officers and directors of MFC IV Corp., RHE, AGP, Presidio, PCIC, and NCIC, see Schedule 1.

     (d) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) Each of the individuals listed on Schedule 1 hereto, is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     Pursuant to an Agreement and Plan of Merger between the Company, High Equity Partners L.P. - Series 88 ("High Equity") and Shelbourne Properties III L.P. ("Shelbourne LP"), effective April 17, 2001 High Equity was merged with and into Shelbourne LP, a wholly-owned subsidiary of the Company (the "Merger"). In the Merger, each limited partnership unit in High Equity was exchanged for three shares of Common Stock of the Company and the general partner interests in High Equity held by RHE and AGP (collectively, the "General Partners") were exchanged for an aggregate of 58,701 shares of Common Stock of the Company. All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired in the Merger in exchange for partnership interests in High Equity previously owned by the Reporting Persons.


Item 4.   Purpose of Transaction.

     In April 1999, the California Superior Court approved the terms of the settlement (the "Settlement") of a class action and derivative litigation involving High Equity. Under the terms of the Settlement, among other things, the General Partners were required to use their best efforts to reorganize High Equity into a real estate investment trust or other entity whose shares will be listed on a national securities exchange or on the NASDAQ National Market System. In this regard, pursuant to a Prospectus/Consent Solicitation Statement dated February 8, 2001 (the "Consent Solicitation Statement"), the General Partners solicited the consents of limited partners of High Equity to the Merger. Upon the expiration of the solicitation period on April 16, 2001, the requisite consents were obtained and on April 17, 2001, the Merger was consummated. The Company's business is managed by Shelbourne Management LLC, the sole member of which is PCIC, pursuant to the terms of an advisory agreement. In addition, many of the officers and/or directors of the Company, are also officers and/or directors of certain of the Reporting Persons. The Reporting Persons and their affiliates intend to manage the affairs of the Company in the manner described in the Consent Solicitation Statement.

Item 5.   Interest in Securities of the Issuer.

     (a-b) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 1,173,998 shares of Common Stock.

     As of the close of business on April 26, 2001:

          (i) MFC IV Corp. owns 201,198 shares which constitute approximately 17.14% of the shares of Common Stock outstanding. MFC IV Corp. has the sole power to vote and dispose of all such shares;

          (ii) RHE owns 57,526 shares which constitute approximately 4.9% of the shares of Common Stock outstanding. RHE has the sole power to vote and dispose of all such shares;

          (iii) AGP owns 1,175 shares which constitute approximately .1% of the shares of Common Stock outstanding. AGP has the sole power to vote and dispose of all such shares;

          (iv) Millennium I LLC owns 16,410 shares which constitute approximately 1.4% of the shares of Common Stock outstanding. Millennium I LLC has the sole power to vote and dispose of all such shares;

          (v) Millennium IV LLC owns 108,687 shares which constitute approximately 9.26% of the shares of Common Stock outstanding. Millennium IV LLC has the sole power to vote and dispose of all such shares;

          (vi) Each of MFC IV Corp., RHE and AGP is wholly-owned by Presidio. Accordingly, Presidio may be deemed to beneficially own the aggregate 259,899 shares which are beneficially owned by MFC IV Corp., RHE and AGP. Such shares constitute approximately 22.14% of the shares of Common Stock outstanding. Presidio has the sole power to vote and dispose of all such shares in its control capacity with respect to such entities;

          (vii) Each of Presidio, Millennium I LLC and Millennium IV LLC is wholly-owned by PCIC. Accordingly, PCIC may be deemed to beneficially own the aggregate 384,996 shares which are beneficially owned by Millennium I LLC, Millennium IV LLC, and Presidio. Such shares constitute approximately 32.8% of the outstanding shares of Common Stock. PCIC has the sole power to vote and dispose of all such shares in its control capacity with respect to such entities;

          (viii) The majority interest in PCIC is held by NorthStar Partnership. Accordingly, NorthStar Partnership may be deemed to beneficially own the aggregate 384,996 shares which are beneficially owned by PCIC. Such shares constitute approximately 32.8% of the outstanding shares of Common Stock. NorthStar Partnership has the sole power to vote and dispose of all such shares in its control capacity with respect to PCIC;

          (ix) NCIC is the general partner and majority owner of NorthStar Partnership. Accordingly, NCIC may be deemed to beneficially own the aggregate 384,996 shares which are beneficially owned by NorthStar Partnership. Such shares constitute approximately 32.8% of the outstanding shares of Common Stock. NCIC has the sole power to vote and dispose of all such shares in its control capacity with respect to NorthStar Partnership.

                (c) Reference is made to Item 3 above.

                (d)  Not applicable.

                (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

           None.


Item 7.    Material to be Filed as Exhibits.

           Exhibit 1:  Agreement Pursuant to Rule 13d-1(k)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                  Dated: April 27, 2001

MILLENNIUM FUNDING IV LLC                               NORTHSTAR PARTNERSHIP, L.P.

By:      Presidio Capital Investment                    By:      NorthStar Capital Investment
         Company, LLC, its member                                Corp., its general partner

By: /s/ David King                                      By:  /s/ David King
   ---------------------------------                       -----------------------------------
Name:      David King                                   Name:    David King
Title:     President                                    Title:   Vice President


MILLENNIUM FUNDING IV CORP.                             RESOURCES HIGH EQUITY, INC.

By: /s/ Peter Braverman
   ---------------------------------
Name:       Peter Braverman                             By: /s/ Peter Braverman
Title:      Vice President                                 -----------------------------------
                                                        Name:   Peter Braverman
                                                        Title:  Vice President
PRESIDIO CAPITAL CORP.

By: /s/ Peter Braverman                                 MILLENNIUM FUNDING I LLC
   ---------------------------------
Name:       Peter Braverman
Title:      Vice President                              By:      Presidio Capital Investment
                                                                 Company, LLC, its sole member
PRESIDIO CAPITAL INVESTMENT
COMPANY, LLC
                                                        By: /s/ David King
                                                           -----------------------------------
By: /s/ David King                                      Name:    David King
   ---------------------------------                    Title:   President
Name:       David King
Title:      President

                                                        PRESIDIO AGP CORP.
NORTHSTAR CAPITAL INVESTMENT CORP.

                                                        By: /s/ Peter Braverman
                                                           -----------------------------------
By: /s/ David King                                      Name:    Peter Braverman
   ----------------------------------                   Title:   Vice President
Name:      David King
Title:     Vice President

                                    EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(k)

                  In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of Common Stock of Shelbourne Properties III, Inc.


  MILLENNIUM FUNDING IV LLC                                            NORTHSTAR PARTNERSHIP, L.P.

  By:      Presidio Capital Investment                                 By:      NorthStar Capital Investment
           Company, LLC, its member                                             Corp., its general partner

  By: /s/ David King                                                   By: /s/ David King
     ---------------------------------                                    ---------------------------------
  Name:    David King                                                  Name:    David King
  Title:   President                                                   Title:   Vice President



  MILLENNIUM FUNDING IV CORP.                                          RESOURCES HIGH EQUITY, INC.

  By: /s/ Peter Braverman                                              By: /s/ Peter Braverman
     ---------------------------------                                    ---------------------------------
  Name:    Peter Braverman                                             Name:   Peter Braverman
  Title:   Vice President                                              Title:  Vice President


  PRESIDIO CAPITAL CORP.                                               MILLENNIUM FUNDING I LLC

  By: /s/ Peter Braverman                                              By:      Presidio Capital Investment
     --------------------------------                                           Company, LLC, its sole member
  Name:    Peter Braverman
  Title:   Vice President

  PRESIDIO CAPITAL INVESTMENT                                          By: /s/ David King
  COMPANY, LLC                                                            ----------------------------------
                                                                       Name:    David King
                                                                       Title:   President
  By: /s/ David King
     ------------------------------
  Name:    David King
  Title:   President

                                                                       PRESIDIO AGP CORP.
  NORTHSTAR CAPITAL INVESTMENT CORP.

                                                                       By: /s/ Peter Braverman
                                                                          ---------------------------------
  By: /s/ David King                                                   Name:    Peter Braverman
      ----------------------------                                     Title:   Vice President
  Name:    David King
  Title:   Vice President

                                   Schedule 1

     Set forth below is certain information regarding the executive officers and directors of Millennium Funding IV Corp., Resources High Equity, Inc. and Presidio AGP Corp. (together, the "PCC Entities"), Presidio Capital Corp. ("Presidio"), Presidio Capital Investment Company, LLC ("PCIC"), and NorthStar Capital Investment Corp. ("NCIC").

     Peter W. Ahl is a Vice-President of NCIC and NP Holding. Mr. Ahl joined NorthStar Capital Investment Corp. in 1997. Mr. Ahl is also a Director of the Company. Mr. Ahl's current business address is 527 Madison Avenue, New York, New York 10022.

     Jeffrey H. Aronson is a Manager of PCIC. Mr. Aronson is a Managing Director of Angelo Gordon & Co. Mr. Aronson's current business address is 845 Park Avenue, New York, New York 10167.

     Michael L. Ashner is the President and a director of the PCC Entities and the President of Presidio. Mr. Ashner has been the Chief Executive Officer of Winthrop Financial Associates, A Limited Partnership, and its affiliates since January 1996 as well as the Chief Executive Officer of The Newkirk Group. Mr. Ashner is also the President and a Director of the Company. Mr. Ashner's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th Floor, Cambridge, MA 02142.

     Peter Braverman is a Vice-President and Assistant Secretary of the PCC Entities and Presidio. Mr. Braverman has been the Executive Vice-President of Winthrop Financial Associates, A Limited Partnership and its affiliates since January 1996 as well as the Executive Vice-President of The Newkirk Group. Mr. Braverman is also a Vice President of the Company. Mr. Braverman's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th Floor, Cambridge, MA, 02142.

     Martin L. Edelman, is a director of NCIC. Mr. Edelman is of counsel to Paul, Hastings, Janofsky & Walker LLP, specializing primarily in real estate and corporate transactions. He has done extensive work in Europe, Mexico, Canada and recently in Japan. Mr. Edelman has been a guest lecturer at various institutionally sponsored seminars. Mr. Edelman is a director of Northstar Capital Partners, Delancey Estates PLC., Cendant Incorporated and Capital Trust. He has been a real estate advisor to Quantum Realty Partners/Soros Real Estate Partners since 1992. Mr. Edelman's business address is located at 75 East 55th Street, New York, New York 10022.

     Richard Georgi is a director of NCIC. Mr. Georgi is a Managing Partner of Soros Real Estate Partnership and is responsible for the Soros group of funds (includng Quantum Realty Fund and the Soros Real Estate Investor CV).
Mr. Georgi's current business address is 83 Pall Mall, London SW1Y5ES, England.

     Marc Gordon is a Vice-President and Assistant Secretary of NCIC. Mr. Gordon joined NorthStar Capital Investment Corp. in October 1997. Mr. Gordon's current business address is 527 Madison Avenue, New York, New York 10022.

     David Hamamoto is a director of Presidio, a co-Chairman of the Board, co-Chief Executive Officer and co-President of NCIC and a Vice President and Manager of PCIC. Mr. Hamamoto co-founded NorthStar Capital Partners, LLC with W. Edward Scheetz in July 1997. Mr. Hamamoto is also a Director of the Company. Mr. Hamamoto's current business address is 527 Madison Avenue, New York, New York 10022.

     Christopher M. Jeffries is a director of NCIC. Mr. Jeffries is a founder of Millennium Partners, a developer of urban entertainment and living centers. Mr. Jeffries' current business address is 1995 Broadway, New York, New York 10021.

     Steven B. Kauff is a Vice President of NCIC, a director and Vice-President of Presidio and a Vice-President of the PCC Entities. Mr. Kauff joined NorthStar Capital Investment Corp. in July 1999. Mr. Kauff is also a Vice President of the Company. Mr. Kauff's current business address is 527 Madison Avenue, New York, New York 10022.

     Thomas L. Kempner, Jr. is a Manager of PCIC. Mr. Kempner is a partner at M.H. Davidson & Co. and specializes in distressed securities. Mr. Kempner is presently a member of the Yale Development Board and serves on the boards of the USA Cycling Development Foundation and the St. Bernard's School in New York. Mr. Kempner's business address is located at 885 Third Avenue, Suite 3300, New York, New York, 10022.

     David King, is a Vice-President and Assistant Treasurer of NCIC, the President and Chief Executive Officer and a Manager of PCIC, a Vice-President and director of Presidio and a Vice-President of the PCC Entities. Mr. King joined NorthStar Capital Partners LLC, a real estate investment company, in November 1997. Mr. King is also a Vice President and Director of the Company. Mr. King's current business address is 527 Madison Avenue, New York, New York 10022.

     Dallas E. Lucas is a director and Vice-President of Presidio, a Vice-President of the PCC Entities, the Secretary, Treasurer and Chief Financial Officer and a Manager of PCIC and the Chief Financial Officer, Treasurer, a Vice-President and a director of NCIC. Mr. Lucas joined NorthStar Capital Partners, LLC in August 1998. Mr. Lucas is also a Vice President and Director of the Company. Mr. Lucas' current business address is 527 Madison Avenue, New York, New York 10022.

     Richard McCready is a Vice-President and Secretary of NCIC. Mr. McCready joined NorthStar Capital Partners, LLC in March 1998. Mr. McCready's current business address is 527 Madison Avenue, New York, New York 10022.

     John A. Motulsky is a Manager of PCIC. Mr. Motulsky is a senior portfolio manager for Stonehill Capital Management LLC and a Managing General Partner of each of the Stonehill investment funds. Mr. Motulsky's principal business address is c/o Stonehill Capital Management, 126 East 56th Street, 9th Floor, New York, New York 10022.

     W. Edward Scheetz is a director of Presidio, a co-Chairman of the Board, co-Chief Executive Officer and co-President of NCIC and a Vice President and Manager of PCIC. Mr. Scheetz co-founded NorthStar Capital Partners, LLC with David Hamamoto in July 1997. Mr. Scheetz is also a Director of the Company. Mr. Scheetz' current business address is 527 Madison Avenue, New York, New York 10022.

     Robert Soros is a director of NCIC. Mr. Soros is Chief Executive Officer of Soros Fund Management LLC. Mr. Soros is a member of the Board of MenuDirect Corporation, Stratum Realty Fund and Wang Healthcare Information Systems. Mr. Soros' current business address is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

     Lara Sweeney is a Vice-President and Assistant Secretary of Presidio and the PCC Entities. Ms. Sweeney has been a Senior Vice President of Winthrop Financial Associates, A Limited Partnership since 1996. Ms. Sweeney is also a Vice President and Secretary of the Company. Ms. Sweeney's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th floor, Cambridge, Massachusetts 02142.

     Carolyn Tiffany is a Vice-President, Treasurer and Secretary of Presidio and the PCC Entities. Ms. Tiffany joined Winthrop Financial Associates, A Limited Partnership and its affiliates in 1996. In addition, Ms. Tiffany is the Chief Operating Officer of The Newkirk Group and a Vice President of the Company. Mr. Tiffany's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th floor, Cambridge, Massachusetts 02142.